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Exhibit (a)(5)(viii)

Additional Q&As for Employee Intranet "News and FAQs" site

Are all of my Kerr-McGee shares in the SIP available for tender under the tender offer, including the company match?

Yes. If you were a participant in the SIP on April 14, 2005, you may direct the trustees to tender all shares of Kerr-McGee stock credited to your SIP account on May 13, 2005. This includes the Kerr-McGee shares in your company match account and the shares in your KMG Stock Fund account.

How does the tender offer affect my right to diversify 25% of my company match account this year?

The 25% limit on the Kerr-McGee shares eligible for diversification does not apply to the tender offer. You may tender all of the KMG shares in your company matching account, and the tendered shares that are sold will not count against the 25% limit.

What happens to the shares that are offered for tender, but are not purchased by the company?

If the company does not purchase shares that you offer for tender, the shares will remain where they were, in your company match or KMG Stock Fund account, and they will be subject to the same diversification and other rules that applied to them before the company made its tender offer.

What happens to the proceeds that I receive from the tender offer?

The tender proceeds will be invested in the Managed Income Portfolio II investment fund, and you will have the right to redirect the investment into the other available investment funds. Thus, the tender proceeds will not be returned to your company match account or to the KMG Stock Fund.

Can I tender vested stock options?

No, you may not tender a vested stock option. However, you can exercise your vested options and tender the underlying shares. To do this, you must complete the stock option exercise through UBS by 4 p.m. EDT on Friday, May 13. You then will have until midnight on Wednesday, May 18, to tender the underlying shares from the stock option exercise. To tender your shares call UBS at 1-800-597-7359 or outside the U.S. at 201-352-3752 and ask for the Dallas office. Please be aware that, if you exercise a vested stock option, you will be required to pay the full exercise price for the underlying shares as well as any taxes associated with the exercise of that option, regardless of whether your tender of the shares is purchased by the company.

If I have questions about my tender offer form, who do I call?

If you need additional information about the procedure to tender shares, please contact Fidelity Services at 1-800-835-5095. For more information about the terms and conditions of the tender offer, please call Georgeson Shareholder Communications Inc., the information agent, toll free at (877) 278-6310.

This Q&A provides general information about the various plans and policies of Kerr-McGee. In the event there is a discrepancy between the information contained in this Q&A and the plan documents and policies, the actual plan documents and policies shall control. These plans and policies may be amended or terminated at any time, subject to their terms and conditions.

This bulletin is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the company's common stock. The Tender Offer is being made only pursuant to the Offer to Purchase, the Supplement to the Offer to Purchase ("Supplement"), the amended Letter of Transmittal and related documents, as may be amended or supplemented from time to time. Stockholders should read the Offer to Purchase, the Supplement, the amended Letter of Transmittal and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplement, the amended Letter of Transmittal and other documents that the company has filed or is filing with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the Tender Offer, toll free at 877-278-6310.

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Additional Q&As for Employee Intranet "News and FAQs" site